SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For Q4-2002 Results

Nera ASA

Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F____          Form 40-F____

     Indicate by ckeck mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____         No___X___

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

SIGNATURES
Income Statements
Balance Sheets
Statements of Cash Flow

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA

By: Name: Title:	Bjørn Ove Skjeie (sign.) Bjørn Ove Skjeie President and Chief Operating Officer

Dated: February 17, 2003

Income Statements

(Amounts in NOK mill.)	Year	Year	Q4	Q4
		Pro forma*		Pro forma*
	2002	2001	2002	2001

Orders received	2 518,6	3 127,2	575,4	563,7
Operating revenue	2 444,8	3 635,5	614,4	807,3
Operating expenses	-2 255,1	-3 293,3	-551,6	-819,9
Depreciation	-83,5	-92,3	-21,8	-10,8

Operating income (loss) before R&D	106,2	249,9	41,0	-23,4

Research and Development	-239,6	-346,9	-58,7	-77,7

Operating income (loss) before restructuring and writedowns	-133,3	-97,0	-17,7	-101,1

Restructuring and writedowns	-11,1	-264,0	-11,1	-75,5

Operating income (loss)	-144,5	-361,0	-28,8	-176,6

Income from investments in associated comp	-23,8	-0,8	3,0	-1,4
Writedown of project financing
Net financial items	6,0	-42,7	-4,9	-85,7
Income before taxes and minority interest	-162,3	-404,5	-30,6	-263,7

Taxes	33,7	81,3	0,8	100,3

Net income (loss)	-128,6	-323,2	-29,8	-163,4

Minority interest	-16,5	-3,8	-10,1	-3,8

Net income (loss) after minority interest	-145,1	-326,9	-39,9	-167,1

* Pro forma includes Nera Telecommunications, Singapore

Balance Sheets

(Amounts in NOK mill.)	31.12.02	31.12.01

Deferred tax assets	174,0	113,5
Goodwill	18,9	23,7
Property, plant, equipment	222,8	268,0
Financial non-current assets	164,0	219,9

Non-current assets	579,7	625,2

Inventories	382,9	534,7
Trade receivables	518,6	781,6
Other receivables	285,3	375,3
Cash and cash equivalents	795,8	899,5

Current assets	1 982,6	2 591,0

TOTAL ASSETS	2 562,3	3 216,2

Shareholder’s equity	1 611,8	1 728,1
Long-term liabilities	95,3	101,8
Current liabilities	855,2	1 386,3

TOTAL EQUITY AND LIABILITIES	2 562,3	3 216,2

Interest bearing current liabilities	4,8	192,3
Interest bearing long-term liabilities	4,3	8,4
Minority interest of equity	240,2	157,1

Statements of Cash Flow

(Amounts in NOK Mill.)	Year	Year
	2002	2001

Net income (loss)	-128,6	-367,0
Depreciation	83,5	87,9
Writedowns on goodwill and other non-current assets	–	236,4
Change in inventories, account receivables/payables and other working capital items	186,4	-77,9
Other adjustments to operation activities	-111,6	-205,9

Net cash provided by (used in) operating activities	29,7	-326,5

Proceeds from sale of property, plant and equipment	7,9	1,0
Capital expenditures	-61,4	-129,1
Other investments and sales	70,1	135,1

Net cash provided by (used in) investing activities	16,6	7,0

Proceeds from issuance of shares	37,7	5,2
Changes, treasury stock	-2,8	-26,8
Dividends paid	-26,8	-27,1
Net changes in liabilities	-191,6	-59,6

Net cash provided by (used in) financing activities	-183,6	-108,3

Effect of changes in currency exchange rates	33,6	6,9

Net change in cash and cash equivalents	-103,7	-420,8

Cash and cash equivalents at beginning of period	899,5	1 320,3

Cash and cash equivalents at end of period	795,8	899,5

Nera ASA
PRESS RELEASE, February 17, 2003	Postal Address
P.O. Box 7090, N-5020 BERGEN, Norway,
Office Address
Kokstadvn. 23, BERGEN, Norway,
Tel.No. +47 55 22 51 00
Fax.No. +47 55 22 52 99
Head Office
Nera ASA, 5020 BERGEN
Register of Business Enterprises
NO 944 536 949 MVA

Nera ASA: Results per 4th quarter 2002

Nera ASA (OSE: NER) had operating revenues of MNOK 2,445 for 2002, compared with pro forma (including NeraTel, Singapore) MNOK 3,636 for 2001. The company had a slightly positive development in Q4, in spite of a difficult market situation, in the transmission networks segment especially. Nera’s turnover increased from the previous quarter. At the close of 2002, the company’s financial situation is robust, with satisfactory solidity and a positive cash flow. Competition in Nera’s major markets is still fierce, and the corporate management expects the business volume for 2003 to remain at 2002 level.

•	Operating income per Q4: MNOK (144) as against pro forma MNOK (361) in the same period last year

•	Income before tax per Q4: MNOK (162) as against pro forma MNOK (404) in the same period last year

•	Transmission Networks booked new orders for MNOK 1,243 in 2002, and had an operating income of MNOK (165)

•	Satellite Communications maintains its market position and achieved an operating income for 2002 of MNOK 68.8 in 2002, as against MNOK 66 in 2001

•	Wireless Broadband Access saw a considerable surge, and booked new orders for MNOK 216 in 2002 including the ShinSat contract of MNOK 120

•	Operating expenses were reduced by MNOK 220 equivalent to 25 percent

•	Nera’s balance sheet remains healthy with a cash reserve of MNOK 796 and an equity ratio of 63 percent. Both inventories and accounts receivable were reduced

•	Board of directors recommend no dividend for 2002

Figures in MNOK	Per Q4-02	Per Q4-01	Q4-02	Q4-01
		(pro forma)		(pro forma)
Orders received	2,519	3,127	575	564
Operating revenues	2,445	3,636	614	807
Operating income	(144)	(361)	(29)	(177)
Income before tax	(162)	(404)	(31)	(264)
Earnings per share	(1.19)	(3.02)	(0.33)	(1.38)

Bjørn Ove Skjeie, CEO of Nera ASA, commented:
“Nera’s development in Q4 met our expectations and the effects of the program we have implemented to improve results continue to materialise according to plan. Although we cannot be satisfied with the results we present today, we have gained control of the negative development and are content to present a result in line with the expectations we communicated to the market in June of last year.

The Nera organisation has been severely put to the test in 2002, but in spite of the changes, we are content to enter 2003 with the knowledge that we have maintained our position as technology leader, and that Nera’s cash position and solidity have been protected”.

Transmission Networks

There are still few signs of optimism in the market for the company’s Transmission Networks operations. The prevailing sentiment is still a reluctance to invest in new infrastructure for mobile networks. This business area thus still faces major challenges. The order intake in Q4 was MNOK 235, which is down compared to previous quarters. In spite of a generally low level of investment in transmission networks, selected markets show a positive development. The company has won important contracts in South-East Asia, Eastern Europe and the Caribbean, while the traditionally strong South American and Western European markets are still weak.

Operating revenues for Transmission Networks per Q4 2002 were MNOK 1,343, as against pro forma MNOK 2,277 for the same period of the previous year. Operating income for the year was MNOK (165), as against MNOK 170 in 2001.

Satellite Communication

Nera upheld its position as the leading supplier of satellite telephones in the Inmarsat system throughout 2002. Political turbulence in a number of regions around the world has given relief organizations, media and others the impetus to upgrade their communication equipment. Nera’s launches of new products for the maritime satellite communication market have also contributed to increasing orders in this business segment. Meanwhile, the company has maintained its leading position in the land earth station market. This resulted in a total order intake of MNOK 676 per Q4, as against MNOK 628 for 2001.

Satellite Communication had operating revenues of MNOK 617 per Q4, as against MNOK 609 in 2001. The 2002 operating income was MNOK 68.8, as against MNOK 66.0 in 2001. With a 2002 operating margin of 11.2 percent, Satellite Communication performed well above target.

Wireless Broadband Access

The Wireless Broadband Access segment experienced a considerable surge in Q4. Nera signed a major contract with ShinSat in December and the business segment also won a number of minor contracts. Order intake for Nera Wireless Broadband Access totaled MNOK 216, as against MNOK 4 in 2001.

Wireless Broadband Access had operating revenues of MNOK 69 in 2002, as against MNOK 22 in 2001. Operating income was MNOK (52.4), as against MNOK (258) in 2001.

Looking ahead

“After two years with only minor new infrastructure investments, the transmission networks market has stabilized somewhat, but we can still not predict with certainty when new growth can be expected in our markets and how strong it will be. We thus base our predictions on the supposition that the size of the total transmission market in 2003 will be comparable to the 2002 market”, said Nera CEO Bjørn Ove Skjeie, who added:

“Due to the low order intake in Q4 we are prepared for a somewhat weaker development of the total business volume in the first part of 2003”.

In the mobile satellite communication market, 2002 trends are expected to prolong. This would imply that the transfer of data becomes more and more important in Inmarsat, while the competition from other systems in the voice market increases. The total volume of the Inmarsat market is not expected to change much, and Nera’s goal is to uphold its position as the leading supplier in the Inmarsat system.

“In spite of a significant decrease in R & D costs, the Nera Group has kept its innovative strength during 2002. To maintain this position will be a goal also during 2003”, says Bjørn Ove Skjeie. At the same time he underlines that the company is continuously taking action in all parts of the business’ value chain in order to improve Nera’s profitability and competitive strength. These actions will to a great extent continue independent from market development.

“The return to profitable operations is the company’s main goal for 2003. Nera’s corporate management expects to reach this goal during the second half of the year, providing the market develops in line with our anticipations”, said Bjørn Ove Skjeie. He emphasize that it will be a challenge to be able to maintain Nera’s strong cash position during 2003, especially given the large R & D projects that has been initiated.

About Nera:

Nera is a world-leading global supplier, developing, manufacturing and selling fixed, wireless and satellite communication equipment and systems. The company designs, develops, manufactures and market point-to-point and point-to-multipoint radio link equipment. Satellite terminals and land earth stations for mobile and fixed satellite communications. Nera is a major supplier to INMARSAT. The Company is listed on the Oslo Stock Exchange. Nera ASA has an associated company, Nera Telecommunications Ltd., listed in the Singapore Exchange Ltd. (ticker: Nera Tel).

For further information, please see www.nera.no or contact

Helge Skaar, Head of Corporate Communications Nera ASA

•	Telephone: +47 55 22 58 20 (office), +47 90 14 20 40 (mobile)

•	E-mail: hsk@nera.no

Full Year Presentation 2002
Oslo, 17 February 2003

Bjørn Ove Skjeie Chief Executive Officer

The Overview
V Some few ray of lights in a still difficult market
V Robust financials — results as previously guided
V Positive operating cash flow — cash position defended
V Solid balance sheet and operation under control
V Planning for similar business level in 2003 — expects break even to be reached during second half of the year

Key Figures
(Amounts in NOK mill.) Year Year Q4 Q4 Pro forma* Pro forma* 2002 2001 2002 2001
Orders received 2519 3127 575 564 Sales revenue 2445 3636 614 807 Operating income before R&D 106 250 41 -23 Operating income before special charges -133 -97 -18 -101 Operating income -144 -361 -29 -177 Income before tax and minority interest -162 -404 -31 -264
* Pro forma includes Nera Telecommunications, Singapore

Quarterly Orders received by Business Area Q1 2001 Q2 2001 Q3 2001 Q4 2001 Q2 2002 Q3 2002 Q4 2002
proforma proforma proforma proforma Q1 2002
WBA 2 7 0 -4 36 12 16 152 Other 206 197 121 79 113 102 83 85 Satellite Com. 239 129 119 142 174 289 109 103 Transm. Networks 511 583 450 347 309 361 338 235 TOTAL 958 916 690 564 632 764 546 575

Market View (1)
V Transmission market: Still a certain weakening of the market conditions in the mobile network markets Some large projects in long-haul infrastructure market Fixed wireless access — growing but still small
Significant geographical variances observed

Market View (2)
V Satellite market: Inmarsat landmobile and marine market expected to be on level New broadband opportunities continue to emerge
V Others: Contract manufacturing weak IT-network in SEA challenging

Cost Level substantially down
V OPEX reduced by 220 MNOK year on year
V Administrative costs down by 28%
V Sales cost reduced by 15%
V R & D reduced by 31 % through: External funding Focused programmes Increased efficiency

FWA conquests in Norway



Municipalities with FWA solutions from Nera (Jan-03)

Rennebu	Ålesund	Lom	Bjarkøy
Meldal	Ørsta	Lesja	Lærdal
Orkdal	Volda	Sjåk	Bærum
Skaun	Austevoll	Sel	
Melhus	Fitjar	Dovre	
Trondheim	Kvam	Vågå	
Kvæfjord	Jondal	Rendalen	
Harstad	Modalen	Ringebu	
Ballangen	Bø	Nord Fron	
Hemne	Sauherad	Fusa	
Halsa	Nome	Samnanger	
Rindal	Evenes	Hadsel	
Surnadal	Øyer	Stokmarknes	

NERA
enabling a wireless future

Innovative Strength creates new business: Digital-TV — opportunities to Cairns
Phase I Phase II Phase III
Explore Set top-box opportunities Transmission Network On the back of Reference project 18 MUSD, Mobil-TV-project/Singapore NTL i Australia

Innovative Strength creates new business : Broadband via satellite
Svolvaer
Nittedal Earthstation
2nd Gen ipStar project with ShinSat can Fra HB@ piloten give new major opportunities DVB-RCS now in Commercial sale

Innovative Strength creates new business : Satellite Communications -

Isaiah 65 Project - US$5.3 Million



Philippines
Luzon
South China Sea
Philippine Sea

• Remote Sites

Turnkey solution to Isaiah 65 Philippines

Supply of 1 000 (+2 000) Nera WorldCommunicator and VPN



Inmarsat
MPDS LES
Nera WorldCommunicator
Internet
VPN Appliance
ISAIAH Main Office
E-BOS/VPN
ATM Machine
POS
PC

NERA

enabling a wireless future

Ambitions going forward
V Reach break-even with 2002 turnover-level during the year V Defend cash position and solidity V Win some big contracts and secure market positions V Keep innovative strength — important for long term competitiveness as well as flexibility short term in regaining profitability V Implement and strengthen profitability improvement programmes, increasing the flexibility in operating

Bjørn Olafsson Chief Financial Officer

Income Statements
(Amounts in NOK mill.) Year Year Q4 Q4 Pro forma* Pro forma* 2002 2001 2002 2001
Orders received 2 518,6 3 127,2 575,4 563,7 Operating revenue 2 444,8 3 635,5 614,4 807,3 Operating expenses -2 255,1 -3 293,3 -551,6 -819,9 Depreciation -83,5 -92,3 -21,8 -10,8 Operating income (loss) before R&D 106,2 249,9 41,0 -23,4 Research and Development -239,6 -346,9 -58,7 -77,7 Operating income (loss) before restructuring and writedowns -133,3 -97,0 -17,7 -101,1 Restructuring and writedowns -11,1 -264,0 -11,1 -75,5 Operating income (loss) -144,5 -361,0 -28,8 -176,6 Income from investments in associated comp. -23,8 -0,8 3,0 -1,4 Net financial items 6,0 -42,7 -4,9 -85,7 Income before taxes and minority interest -162,3 -404,5 -30,6 -263,7 Taxes 33,7 81,3 0,8 100,3 Net income (loss) -128,6 -323,2 -29,8 -163,4 Minority interest -16,5 -3,8 -10,1 -3,8 Net income (loss) after minority interest -145,1 -326,9 -39,9 -167,1
* Pro forma includes Nera Telecommunications, Singapore

Operating income before special charges by Business Areas
(Amounts in NOK mill.) Year Year Q4 Q4 Pro forma* Pro forma*
Business Areas 2002 2001 2002 2001 Transmission Networks -165,2 170,0 -21,0 31,8 Satellite Communications 68,8 66,0 15,0 22,1 Wireless Broadband Access -52,4 -258,0 -16,8 -47,7 Other / elimination 15,5 2,0 5,1 -30,3 TOTAL -133,3 -20,0 -17,7 -24,1
* Pro forma includes Nera Telecommunications, Singapore

Margin Development
Transmission/Satellite Transmission Satellite
35 45 Acc. Acc.
1997 1998 1999 2000 2001 Acc. 1997 1998 1999 2000 2001 Acc.
Q3 2002 Q3 2002 Gross margin % 33 25 30 30 282121 Gross margin % 35 30 3340363535 Oper. margin % 2,8 4,0 8,5 8,9 7,3 -14,6 -12,3 Oper. margin % 9,1 2,0 4,9 13,8 10,8 11,4 11,2

Balance Sheets (Amounts in NOK mill.) 31.12.02 31.12.01
Deferred tax assets 174,0 113,5 Goodwill 18,9 23,7 Property, plant, equipment 222,8 268,0 Financial non-current assets 164,0 219,9 Non-current assets 579,7 625,2 Inventories 382,9 534,7 Trade receivables 518,6 781,6 Other receivables 285,3 375,3 Cash and cash equivalents 795,8 899,5 Current assets 1 982,6 2591,0 TOTAL ASSETS 2 562,3 3216,2 Shareholder’s equity 1 611,8 1728,1 Long-term liabilities 95,3 101,8 Current liabilities 855,2 1386,3 TOTAL EQUITY AND LIABILITIES 2 562,3 3216,2 Interest bearing current liabilities 4,8 192,3 Interest bearing long-term liabilities 4,3 8,4 Minority interest of equity 240,2 157,1

Net Cash Position (Cash — interest bearing debt) MNOK

Working Capital
MNOK

Trade Receivables/ Inventories/Trade Payables Days
Days 1st H. Acc. Q3- 1995 1996 1997 1998 1999 2000 2001 2002 2002 2002
Receivables 76 91 102 88 77 111 97 80 74 76 Inventories 82 77 67 51 40 38 67 62 63 56 Payables 41 43 48 48 29 45 53 46 41 46

Statements of Cash Flows
(Amounts in NOK Mill.) Year Year 2002 2001
Net income (loss) -128,6 -367,0 Depreciation 83,5 87,9 Writedowns on goodwill and other non-current assets — 236,4
Change in inventories, account receivables/payables and other working capital items 186,4 -77,9 Other adjustments to operation activities -111,6 -205,9 Net cash provided by (used in) operating activities 29,7 -326,5 Proceeds from sale of property, plant and equipment 7,9 1,0 Capital expenditures -61,4 -129,1 Other investments and sales 70,1 135,1 Net cash provided by (used in) investing activities 16,6 7,0 Proceeds from issuance of shares 37,7 5,2 Changes, treasury stock -2,8 -26,8 Dividends paid -26,8 -27,1 Net changes in liabilities -191,6 -59,6 Net cash provided by (used in) financing activities -183,6 -108,3 Effect of changes in currency exchange rates 33,6 6,9 Net change in cash and cash equivalents -103,7 -420,8 Cash and cash equivalents at beginning of period 899,5 1320,3 Cash and cash equivalents at end of period 795,8 899,5

Financial Key Figures
(Amounts in NOK mill.)
2002 2001 2000 1999
2 445 Sales revenue 2893 2550 2766 -145,1 Net income (loss) after minority interest -371 136 208 -1,19 Earnings per share (NOK) -3,02 1,22 2,16 7,50 Share price as at end of period (NOK) 19,40 38,50 37,50 n.a. P/E n.a. 32,0 17,6 1 612 Equity (incl. minority interest) 1728 1977 970 62,9 Equity ratio (%) 53,7 56,9 42,7 240,2 Minority interest 157,0 — - 11,25 Equity per share excl. minority interest (NOK) 12,85 16,09 10,09 0,0 Dividends (NOK) 0,00 0,22 0,20 1 669 Number of employees (end of period) 1820 1340 1406

Q & A Oslo, 17 February 2003

Appendix

Orders received by Business Area
(Amounts in NOK mill.) Year Year Q4 Q4 Pro forma* Pro forma*
Business Areas 2002 2001 2002 2001 Transmission Networks 1 243 49,4% 1890 60,4% 235 40,8% 347 61,5% Satellite Communications 676 26,8% 628 20,1% 103 17,9% 142 25,2% Wireless Broadband Access 2168,6% 4 0,1% 152 26,5% -4 -0,8% Other Elimination *) 384 15,2% 605 19,4% 85 14,8% 79 14,1% Total 2 519 100% 3127 100% 575 100% 564 100%
* Pro forma includes Nera Telecommunications, Singapore

Quarterly Orders received by Market Transmission Networks
Q1 2001 Q2 2001 Q3 2001 Q4 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 proforma proforma proforma proforma
EMEA 202 227 115 212 145 198 142 89 Asia 193 142 173 37 64 100 80 74 Americas 116 214 162 97 100 63 116 72 TOTAL 511 583 450 346 309 361 338 235

Invoicing of Order Backlog*
NOK mill.
1st Quarter 2st Quarter 3nd Quarter Rest of 2003 Total 2003 2003 2003 and later
* Incl. Nera Telecommunications, Singapore

Operating Revenue by Business Areas
(Amounts in NOK mill.) Year Year Q4 Q4 Pro forma* Pro forma*
Business Areas 2002 2001 2002 2001 Transmission Networks 1 343 54,9% 2 277 62,6% 354 57,7% 549 68,0% Satellite Communications 617 25,2% 609 16,7% 146 23,8% 169 20,9% Wireless Broadband Access 692,8% 471,3% 152,5% 161,9% Other Elimination *) 417 17,1% 703 19,4% 98 16,0% 749,2% Total 2 445 100% 3 636 100% 614 100% 807 100%
* Pro forma includes Nera Telecommunications, Singapore

Quarterly Operating Revenue by Business Area Q1 2001 Q2 2001 Q3 2001 Q4 2001 Q2 2002 Q3 2002 Q4 2002
proforma proforma proforma proforma Q1 2002
Other 264 235 128 74 122 100 96 98 WBA 12 9 11 16 20 21 13 15 Satellite Com. 160 150 131 169 161 155 153 146 Transm. Networks 564 627 537 548 378 373 238 354 TOTAL 1 000 1 021 807 807 681 649 500 614

Book to Bill Transmission Networks Orders received Sales

Orders/Revenue/EBIT
Development Transmission/Satellite
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4 2001 2001 2001 2001
2001 2001 2001 2001 2002 2002 2002 2002 2002 2002 2002 2002 pro pro pro pro pro pro pro pro
Orders received 511583450347309361338 235 Orders received239129119142 174289 109 103 Operating revenue 564627537549378 373,0 238 354 Operating revenue 160150131169 161 156,0 154 146 Oper. inc. (EBIT) 50,4 49,8 37,9 31,8 -53,5 -47,5 -43,3 -21 Oper. inc. (EBIT) 16,7 13,8 13,3 21,3 14,4 17 22,5 15

Quarterly Operating Revenue by Market Transmission Networks
Q1 2001 Q2 2001 Q3 2001 Q4 2001 Q1 2002 Q2 2002 Q3 2002 Q4 2002 proforma proforma proforma proforma
EMEA 235 302 180 254 154 129 137 218 Asia 110 170 175 152 88 142 49 65 Americas 219 155 182 143 136 102 52 71 TOTAL 564 627 537 549 378 373 238 354

WBA — Quarterly “fixed” cost level (R&D + Sales and Admin.) MNOK

Orders Received by Market
(Amounts in NOK mill.) YearYear Q4 Q4 Pro forma* Pro forma*
Market 2002 2001 2002 2001 Norway 281 11,2% 396 12,7% 76 13,3% 103 18,3% UK 62 2,4% 125 4,0% -122 -21,2% 29 5,1% Rest of Europe 577 22,9%601 19,2% 201 35,0% 108 19,2% America 545 21,6%740 23,7% 121 21,1% 111 19,8% Africa 114 4,5%56 1,8% 14 2,4% 23 4,1% Asia 899 35,7% 1 186 37,9% 286 49,8% 191 33,9% Oceania 41 1,7%24 0,7% -2 -0,3% -2 -0,4% Total *) 2 519 100% 3 127 100% 575 100% 564 100%
* Pro forma includes Nera Telecommunications, Singapore

Orders received by Market
Percentage per region by Norway 11.2% (12.7%)* 31 December 2002 UK
Rest of Europe 2.4% (4.0%)* 22.9% (19.2%)*
Asia 35.7% (37.9%)*
Africa Americas 4.5% (1.8%)* 21.6% (23.7%)* Oceania 1.7% (0.7%)*
* Figures in brackets are Orders received per 31.12.01

Operating Revenue by Market
(Amounts in NOK mill.) YearYear Q4 Q4 Pro forma* Pro forma*
Market 20022001 2002 2001 Norway 276 11,3% 288 9,9% 101 16,5% 124 15,3% UK 110 4,5% 202 7,0% 36 5,9% 28 3,4% Rest of Europe 498 20,4%559 19,3% 144 23,4% 179 22,1% America 538 22,0%815 28,2% 114 18,5% 183 22,6% Africa 105 4,3%190 6,6% 27 4,5% 15 1,8% Asia 863 35,3%672 23,2% 182 29,6% 266 33,0% Oceania 55 2,2%169 5,8% 9 1,6% 14 1,8% Total *) 2 445 100% 2 893 100% 614 100% 807 100%
* Pro forma includes Nera Telecommunications, Singapore

Special Charges in 2002 Restructuring charges/Write backs in 2002
Transmission Networks (NOK mill) Close down of production facilities in UK, write down of inventory for old PDH-product: -23,0 Redundancy provision in Nera Networks, Bergen: -7,7 -30,7 Satellite Communications Write back of redundancy provision charged in 2001: 4,1 Wireless Broadband Access Write back of excessive provision for close down of Dallas operation 2001: 15,5 -11,1
Financial items Hyperinflation accounting P&L adjustment for hyperinflation in Venezuela. Charged as finance cost and credited equity (translation differences) -14,0

Operating margins* before R&D Research & Development * Operating income before R&D as % of sales revenue * R&D as % of sales revenue (1) Adjusted for special charges

Working Capital in % of annualised sales